FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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PRESS RELEASE
May 4, 2006

Press Service 16 rue de la Ville l'Evêque 75008 Paris FRANCE

1ST QUARTER 2006:

ACCELERATED REVENUE GROWTH

Revenues:	EUR 11.8 billion
Organic growth:	+10.3%
Total growth:	+14.3%

At March 31, 2006, SUEZ revenues, drawn up according to IFRS standards, shows an organic growth rate of +10.3%.1 This excellent performance confirms the Group’s dynamic growth, well above the upper end of its objectives. Revenues for 2006 were EUR 11.8 billion (versus EUR 10.3 billion at March 31, 2005).2

Organic revenue growth was derived mainly from:

-	SUEZ Energy Europe (+EUR 604 million, +15.3%) based both on increased sales outside the Benelux countries and higher electricity prices. Distrigas contributed +EUR 68 million (+11.1%);

-	SUEZ Energy International (+EUR 105 million, +7.0%), benefiting from dynamic commercial activities in North America (+EUR 46 million, mainly thanks to direct sales to industrial and commercial customers), in Latin America and in Asia/Middle East where sales grew respectively by EUR 20 million (+6.5%) and EUR 43 million (+10.4%);

-	SUEZ Energy Services (+EUR 177 million, +6.9%), mainly in France (+EUR 170 million) and Spain (+EUR 14 million). Growth in France stemmed from good progress in Ineo’s business with service sector customers and Elyo’s significant commercial expansion;

-	SUEZ Environment (+EUR 196 million) registered organic growth of +7.9% (compared with +5.1% at the end of December 2005). This expansion was driven by water in Europe (+EUR 61 million, +7.6%). Waste services in Europe (+EUR 68 million, +6.3%) recorded increases of 4.0% in France (+EUR 22 million) and 21.7% in Germany (+EUR 21 million).

All Group businesses and every geographic zone turned in distinctly higher rates of growth. Total revenues grew by 14.3%. The Group generated 89% of its revenues in Europe and North America, with 81% from the European continent alone.

Total revenue growth (+EUR 1,475 million) breaks down as follows:

-	Organic growth (+EUR 1,082 million);
-	Effect of gas price increases (+401 million);
-	Impact of acquisitions / disposals (-EUR 234 million) which include -EUR 463 million in disposals (mainly the sale of Electrabel Netten Vlaanderen -EUR 180 million, Agbar -EUR 42 million, Sita Canada -EUR 11 million, the SES assets -EUR 101 million; and SEI -EUR 93 million) and by inclusion of EUR 229 million in first-time consolidations, particularly in Italy (ALP Energie Italia);
-	Exchange rate fluctuations (+EUR 225 million), including +EUR 76 million for the Brazilian real and +EUR 92 million for the US dollar.

1. See page 5 for a breakdown of organic revenue growth on a comparable basis.

2. Revenue trend comparison based on pro forma IFRS revenue figures for 2005. The reconciliation to reported revenue figures at March 31, 2005 is shown on page 6.

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REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	March 31, 2006	March 31, 2005 pro forma(1)	Gross change	Organic growth(2)
SUEZ Energy Europe(3)	4,730	3,747	26.2%	15.3%
SUEZ Energy International(3)	1,599	1,438	11.1%	7.0%
SUEZ Energy Services	2,778	2,620	6.0%	6.9%
SUEZ Environment	2,698	2,523	6.9%	7.9%
TOTAL GROUP	11,804	10,329	14.3%	10.3%

(1) The Group has decided to apply now, ahead of time, the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. Therefore, the revenue trend analysis has been based on a 2005 pro forma revenue figure on this basis. For reference, reported revenues for 1st quarter 2005 were EUR 10,300.1 million.

(2) See page 5 for a breakdown of growth on a comparable basis.

(3) Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 6,328.7 million, an organic growth of +13.0%.

■	SUEZ ENERGY EUROPE

(in EUR millions)	March 31, 2006	March 31, 2005 pro forma	Gross change	Organic growth
Suez Energy Europe	4,730	3,747	26.2%	15.3%

SUEZ Energy Europe gross revenues grew by +26.2% (+EUR 983 million), at the end of March 2006. On a comparable basis, in particular excluding the impact of changes in natural gas prices (+EUR 370 million), organic revenues progressed by +EUR 604 million. Energy sales were particularly high in electricity thanks mainly to a sharp rise in fuel prices and to a policy decision to defend margins.

-	ELECTRICITY

Electricity sales (including wholesale) increased to EUR 2,615 million at the end of March 2006, versus EUR 2,127 million at the end of March 2005, a difference of +EUR 488 million, including organic growth of EUR 403 million, or +19.0%. The increase in electricity sales was due mainly to the generalized increase in market prices as a result of increased fossil fuel prices as well as increased volumes sold, both in the Benelux countries and in the rest of Europe.

•	In Belgium, total revenues grew by 5.8% in volume terms. This increase was especially significant for heavy industry and large users, influenced in particular by slightly more favorable business conditions than in 2005. Combined with the moderate price increase, this circumstance led to a 7.9% increase in corresponding revenues.

•	In the Netherlands, volumes sold were down slightly (-3.3%, mainly due to the non-renewal of insufficiently profitable contracts), although price increases led nevertheless to a 15.6% revenue increase.

•	In the rest of Europe, electricity sales saw double-digit growth (both in value and volume terms) in nearly every market where the Group is active. This is explained by a combination of commercial successes, the startup or restarting of production facilities (Italy), and price increases (which led in some countries to higher levels of power plant use.) Thus, sales in France, Germany, and Italy respectively recorded organic growth increases of +66.1%, +49.8% and +30.3%. More than one-third of the Group’s electricity sales in Europe is now transacted outside the Benelux, in terms both of value and volume.

-	Natural Gas

Organic growth of non-Group Distrigas sales was 11.1%. Sales outside the Group in Belgium and Luxembourg grew slightly. Increased sales to distributors, due mainly to more favorable weather conditions during first-quarter 2006, offset a decline in sales to industrial customers.

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Excluding the effect of natural gas price increases, Electrabel recorded organic growth of EUR 61 million in natural gas revenues (+6.8%) at the end of March 2006, as a result primarily of colder weather conditions during the first three months of 2006 compared with the same period in 2005. Therefore, energy consumption was pushed up, offsetting the impact of a smaller market share in Belgium.

-	Other activities

The fall in revenues attributed to “Other activities” is mainly due to the disposal of Electrabel Netten Vlaanderen to the new entity Eandis, a wholly-owned subsidiary of the Intermunicipal companies managing the Flemish distribution network. As a result of this disposal, its contribution is no longer consolidated.

■	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	March 31, 2006	March 31, 2006 pro forma	Gross change	Organic growth
Suez Energy International	1,599	1,438	11.1%	7.0%

SUEZ Energy International advanced by +7.0% (or +EUR 105 million) on a comparable structural, exchange rate, and natural gas price basis. This further increase was the fruit of SEI’s commercial dynamism in an expanding international business environment, offsetting the lower number of new facility startups.

More specifically, this growth:

-	in North America (+EUR 46 million) came mainly from the commercial success of SERNA (SUEZ Energy Resources North America) in direct energy sales to industrial and commercial customers (+ EUR 94 million). This effect was partially offset by diminished SUEZ LNG North America revenues due to lower sales volumes.

-	in Asia/Middle East (+EUR 43 million) with a +EUR 23 million revenue increase in Thailand and +EUR 18 million in Turkey resulting mainly from increased electricity prices.

-	in Latin America (+EUR 20 million), particularly in Brazil where sales increased by EUR 15 million largely due to the replacement of the last tranche of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Peru registered growth of +EUR 7 million, largely the result of natural gas sales. Sales in Chile and Argentina remained stable.

■	SUEZ ENERGY SERVICES

(in EUR millions)	March 31, 2006	March 31, 2005	Gross change	Organic growth
Suez Energy Services	2,778	2,620	6.0%	6.9%

SUEZ Energy Services recorded organic growth of +EUR 177 million (+6.9%), particularly well sustained in the installation and maintenance areas in France (+13.2%). In Spain, activity progressed +22.2% on increased volumes in cogeneration and a new plant startup.

Growth at Ineo mainly related to good growth among service sector customers and to the ORMMA (French Defense Ministry) contract.

Energy services activity in France (Elyo) registered +12.7% organic growth as a result of efforts to develop the business and provide new services complementing existing contracts and, to a lesser extent, the impact of rate changes (renegotiated or increased fuel prices) and colder weather.

SES business activity was also marked by a continued policy of tight costs discipline and increased selectivity in contracts in Belgium and the Netherlands (-EUR 25 million), as well as by a contraction in revenues in engineering activities (-7.7%), mainly in the natural gas area (lower level of activity in relation to the Snohvit contract).

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■	SUEZ ENVIRONMENT

(in EUR millions)	March 31, 2006	March 31, 2005 pro forma	Gross change	Organic growth
SUEZ ENVIRONMENT	2, 698	2,523	6.9%	7.9%
Water Europe (1)	876	836	4.7%	7.6%
Waste Services Europe	1,150	1,090	5.5%	6.3%
Degrémont	231	171	35.3%	32.3%
International	441	426	3.5%	2.6%

(1) Water Europe includes the revenues of Aguas Andinas, presently owned and consolidated solely through Agbar. At March 31, 2005 Aguas Andinas accounted for EUR 47.9 million in revenues under International.

SUEZ Environment generated EUR 2.7 billion in revenues during 1st quarter 2006 versus EUR 2.5 billion at March 31, 2005.

Organic growth has been continuous for the past four quarters. At March 31, 2006 it grew by +7.9%, or +EUR 196 million, compared with +5.1% at the end of 2005.

-	Water Europe recorded +7.6% growth (+EUR 61 million), mainly from Agbar in Spain (+EUR 29 million, or +8.7%) and France (+EUR 23 million, or +5.8%) with the signing of new waste water and waste services contracts.

-	Waste Services Europe progressed in France. (+EUR 22 million, i.e. +4.0%) thanks to increased treatment volumes (incineration, recycling, and landfill disposals). Waste services in Germany and Central Europe recorded strong growth in activity (+EUR 21 million or 21.7%, and +EUR 8 million or +31.3%), following the startup of new waste sorting and incineration plants.

-	Degrémont benefited from progress in new contracts, including one in Perth, Australia, and in sustained growth in the sale of high-technology equipment, raising organic growth to +EUR 56 million, or +32.3% at March 31, 2006, compared with +14.3% in 2005.

-	International activities recorded positive organic growth (+EUR 11 million, or +2.6%) which resulted mainly from the growing importance of water contracts in China (+14.4%) and increased prices and volumes in waste services in Australia (+7.7%). With Aguas Andinas now held solely by Agbar, its contribution to revenues is now shown under Water Europe, and no longer under International. Finally, following the announced withdrawal from the Argentine contract, Aguas Argentinas’ contribution to revenues is consolidated for the first two months of 2006 only.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (89%) were generated in Europe and North America, with 81% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	March 31, 2006	% contribution	March 31, 2005	% contribution	Change 2006 /2005
France	2,808.9	23.8%	2,433.5	23.6%	15.4%
Belgium	3,459.2	29.3%	2,991.1	29.0%	15.6%
Subtotal, France-Belgium	6,268.1	53.1%	5,424.6	52.5%	15.5%
Other European Union	3,002.2	25.4%	2,550.2	24.7%	17.7%
Other European countries	280.2	2.4%	236.7	2.3%	18.3%
Subtotal Europe	9,550.4	80.9%	8,211.5	79.5%	16.3%
North America	981.7	8.3%	950.1	9.2%	3.3%
Subtotal Europe and North America	10,532.1	89.2%	9,161.6	88.7%	15.0%
South America	490.1	4.2%	482.5	4.7%	1.6%
Asia, Middle East and Oceania	632.2	5.4%	540.5	5.2%	17.0%
Africa	149.8	1.3%	144.6	1.4%	3.6%
TOTAL	11,804.2	100.0%	10,329.1	100.0%	14.3%

BREAKDOWN OF ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis, with the reconciliation as follows:

(in EUR millions)	March 31, 2006	March 31, 2005	Organic growth
Revenues	11,804	10,329
Changes in Group structure(1)	(229)	(463)
Exchange rate fluctuations		225
Natural gas price variations		401
Comparable basis	11,575	10,493	10.3%

(1)	Accounting respectively for 2006 revenues from companies consolidated for the first time and 2005 revenues from disposals.

Page 5 out of 6

MARCH 2005 REPORTED REVENUES RESTATED PRO FORMA

(in EUR millions)	March 31, 2005 reported	Right of use and concessions (1)	Other adjustments	March 31, 2005 pro forma
Suez Energy Europe	3,736.6	(1.3)	11.9	3,747.1
Suez Energy International	1,440.6	(2.2)		1,438.5
Suez Energy Services	2,613.6	2.9	4.0	2,620.5
Suez Environment	2,509.2	24.1	(10.3)	2,523.0
TOTAL GROUP	10,300.1	23.5	5.6	10,329.1

(1) The Group has decided to apply now, ahead of time, the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. In fact, the Group takes the view that these planned interpretations best reflect the treatment of the concessions under the IAS/IFRS standards.

The positive impact on revenues (+EUR 24 million in 2005) is mainly due to cost pricing invoicing on extension work for local authorities, without any impact on results.

*********************************

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Bertrand Haas:	+33(0)1 4006 6609
Belgium:	Guy Dellicour:	+32 2 370 34 05	Eléonore de Larboust:	+33(0)1 4006 1753

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary